DIATOM CORPORATION

145-925 West Georgia Street

Vancouver, British Columbia

Canada V6C 3L2

Telephone: (604) 669-4771

February 7, 2007

Effie Simpson

Mail Stop 3561

Division of Corporate Finance

450 Fifth Street, N.W.

United States Securities and Exchange Commission

Washington, D.C. 20549

         RE:          Diatom Corporation

                          Form 10-KSB

                          Filed May 1, 2006

                          File No. 00-28429

Dear Ms. Simpson:

Thank you for your comments dated September 27, 2006 related to Diatom Corporation’s (“Company”) disclosure on Form 10-KSB for the year ended December 31, 2005.

We submit this response letter electronically and by overnight courier. Please direct copies of all responses and any additional comments to the following address and fax number:

      Robert Fisher

      Chief Executive Officer

      Diatom Corporation

      145-925 West Georgia Street

      Vancouver, British Columbia, V6C 3L2, Canada

      Telephone: (604) 669-4771

      Facsimile: (604) 669-4731

The following are our detailed responses to your comments.

Balance Sheets.

Note 1- Organization and Summary of Significant Accounting Policies, and

Note 6 – Marketing Rights and Commitments, page 30

1.

We note that you recorded an asset for $250,000 at 12/31/05 and 6/30/06 in connection with the marketing rights acquired from Planktos. Based on the information you provided in your Form 10-KSB for the year ended December 31, 2005 and subsequent Forms 10-Q, it does not appear that the related technology has any proven market acceptance that has generated or will generate any revenue. Unless there is factual evidence to prove that these marketing rights will generate any revenue, it appears that this asset should be written off. In the event there is factual evidence such as contracts under negotiation or other forms of revenue-generating arrangements, significantly expand your disclosure and supplementally advise us in detail of their nature. As part of your response explain in detail any assumptions or projections that you have considered in reaching the conclusion that this asset is not impaired at December 31, 2005 or June 30, 2006. We may have further comment upon reviewing your response.

Response:

The Company evaluates intangible assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” on an annual basis or whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable.

Costs associated with the acquisition of marketing rights are capitalized and reviewed periodically by management for impairment. Such impairment is based on available information at the time such as projected cash flow analysis, sales orders and any other information that might assist management to determine future realization of the asset.

Intangible impairment analysis also considers the anticipated time factors involved in successfully commercializing the technology, considering intellectual property protections, successfully producing carbon credits, completing financing objectives to capitalize the development of the business and the advent of expected sales tempered by competitive technological advances in producing carbon credits developed by third parties.

The marketing rights to Planktos, Inc.‘s CO2 sequestration process were acquired on August 17, 2005 in exchange for $250,000 and first recorded as an asset as of September 30, 2005. Since the Company made no marketing efforts in 2005 management believed that at year end December 31, 2005 that it was too early in the useful life expectancy of the marketing rights to utilize a current cash flow analysis to determine any impairment in the present value of the capitalized intangible asset, rather management believed that the best indicator of present value as of December 31, 2005 was future cash flow from anticipated sales. Management relied on the assumption that sales would be realized by year end December 31, 2006 to support the valuation recorded for the marketing rights on the Company’s financial statements.

Nonetheless, since there were no sales, management did conduct an impairment analysis of the marketing rights on September 30, 2006 to determine whether support for the valuation could be confirmed from results of operations since acquiring the marketing rights twelve months earlier.

        The impairment analysis according to SFAS 142 included but was not limited to:

o the absence of any record of carbon credits sales in the twelve month period despite sales projections and estimated cash flows.

o the failure of Planktos, Inc. to produce an internationally quantifiable carbon credit that the Company could sell.

o the additional time required by Planktos, Inc. to produce carbon credits.

o the inability of the Company to formalize any marketing relationships or procure any commitments for carbon credits.

o the realization of insufficient funding to support the Company’s marketing and sale of carbon credits.

o the potential effects of obsolescence, demand, competition and other economic factors on the Planktos, Inc. technology, such as the potential affect on the environment, during the preceding twelve months.

Accordingly, the Company’s management determined that the marketing rights acquired from Planktos, Inc. in August of 2005 were fully impaired as of September 30, 2006. The decision was then made to write this asset off as of that date.

Other

2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Response:

        We provide herein the requested statement as to the Company’s responsibility for the accuracy and adequacy of disclosure.

In connection with responding to your comments we acknowledge that:

o         the Company is responsible for the adequacy and the accuracy of the disclosure in this filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the responses provided above are responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB for the year ended December 31, 2005, please contact me. I may be reached at (604) 669-4771.

Sincerely,

/s/ Robert Fisher

Robert Fisher

Chief Executive Officer